January 25, 2011

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Forms 6-K filed November 26, 2010
File No. 000-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the “Company” or “GigaMedia”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2009 Form 20-F”) and the Form 6-K of the Company filed November 26, 2010 (the “November 26, 2010 Form 6-K”) set forth in your letter dated January 12, 2011 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.  Unless otherwise noted, references to the Company’s responses to the Staff’s prior comments are to the responses set out in the Company’s response letters dated September 29, 2010, November 15, 2010 and December 23, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 18.  Financial Statements

Note 5. Assets and Liabilities Held for Sale, page F-33

1.
We note from your response to comment 7 in your letter dated November 15, 2010 that you expected to finalize the valuation of the fair value assigned to the 40% interest retained in Mangas before the end of the fourth quarter of fiscal 2010.  Please update us as to the status of the valuation and provide your final valuation as soon as it is available.

Response:

The valuation for the gaming software and service business as of the date of the sale has been performed and completed for the Company by an independent third party valuation firm in accordance with International Valuation Standards issued by the International Valuation Standards Committee. The final valuation of the gaming software and service business that was used to determine the fair value of the 40% interest retained in Mangas Everest did not change from the initial provisional measurements as outlined in the Company’s September 29, 2010 response to prior

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

comment 7 set forth in your letter dated August 16, 2010. Therefore, the final fair value assigned to the 40% retained interest in Mangas Everest at the date the business was deconsolidated was $54.2 million.

Form 6-K filed November 26, 2010

2.
We note your response to prior comment 4 and the disclosures in your Form 6-K where you state, “Gigamedia’s revenues attributable to its online games business in the PRC totaled approximately $10 million, which represents approximately 20% of Gigamedia’s total consolidated revenues for the six months ended June 30, 2010.”  This statement does not appear to provide the full impact of T2CN’s deconsolidation on the company’s revenues.  In this regard, while we note that T2CN’s revenues represented approximately 20% of the company’s total revenues for the six months ended June 30, 2010, it appears that their deconsolidation would have a much greater impact on your total revenues for the three months ended June 30, 2010, as the gaming software license revenues are no longer included in total revenues beginning in this period.  Accordingly, tell us how you considered disclosing the revenues attributable to T2CN’s online games business to the company’s total revenues for the three months ended June 30, 2010.  Similarly, tell us how you considered disclosing the equity in the income from continuing operations before income taxes of the entities held by T2CN to the company’s total income from continuing operations before income taxes for the three months ended June 30, 2010.

Response:

Presented below is additional financial information about our online games business in the PRC for the three months ended June 30, 2010:

•
GigaMedia's revenues attributable to its online games business in the PRC totaled approximately US$5 million, which represented approximately 46% of GigaMedia's total consolidated revenues for the three months ended June 30, 2010.

•
GigaMedia’s equity in the loss from continuing operations before income taxes of the entities held by T2CN (exclusive of amounts attributable to the non-controlling interest) was approximately US$0.2 million, which represented less than 1% of GigaMedia’s total income from continuing operations before income taxes for the three months ended June 30, 2010.

The Company will enhance its disclosures to include the percentages outlined above in its upcoming press release scheduled for January 26, 2011 as well as the resulting Form 6-K.

*   *   *   *

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at 011-852-3166-9830 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred to Mr. Tracy.

Sincerely,

/s/ Lester A. Wong
Lester A. Wong
General Counsel

cc:	Arthur Wang
Chief Executive Officer
GigaMedia Limited

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP